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                                                             EXHIBIT (a)(5)(vii)

COMPUTER SCIENCES CORPORATION

2100 East Grand Avenue
El Segundo, California 90245

NEWS RELEASE

CONTACT:  MEDIA INQUIRIES:                                 FOR IMMEDIATE RELEASE

          Frank Pollare                                    Moved On PR Newswire
          Director, Public Information                     July 12, 2000
          Corporate
          310.615.1601
          fpollare@csc.com

          FINANCIAL ANALYSTS:                              SHAREHOLDERS:

          Bill Lackey                                      Morrow & Co.
          Director, Investor Relations                     800.566.9061
          Corporate
          310.615.1700
          blackey3@csc.com

     CSC EXTENDS TENDER OFFER FOR MYND, FORMERLY POLICY MANAGEMENT SYSTEMS

         EL SEGUNDO, Calif., July 12 -- Computer Sciences Corporation (NYSE:
CSC) today announced that its filing under the Hart-Scott-Rodino Antitrust Improvement Act in connection with its $16 per share cash tender offer for Policy Management Systems Corporation (NYSE:PMS), d/b/a/ Mynd, will be withdrawn tomorrow and refiled on July 17. CSC is taking this action in order to allow the Federal Trade Commission more time to complete its review of the filing.

         The Hart-Scott-Rodino (HSR) statute typically affords the U.S. antitrust enforcement agencies 30 calendar days to review a proposed acquisition. When the first step of a proposed acquisition is a cash tender offer, however, the review period is shortened to 15 calendar days. Withdrawing and then refiling the application provides the FTC with a more customary review period.

         As a result of CSC's refiling, the 15-day HSR review period will end at 11:59 p.m., Eastern Daylight Time, on August 1. In order to permit Mynd shareholders an opportunity to tender their shares after the expiration of the HSR review period, CSC is extending the expiration date of the tender offer to 11:59 p.m., Eastern Daylight Time, on August 2. As of the close of business today, approximately 489,144 Mynd shares, representing approximately 1.4 percent of the total outstanding, had been validly tendered into the offer.

         Morrow & Co., Inc. is the information agent for the tender offer and Goldman, Sachs & Co. is the dealer manager.

         Computer Sciences Corporation, one of the world's leading consulting and information technology (IT) services firms, helps clients in industry and government achieve strategic and operational objectives through the use of technology. Having guided clients through every major wave of change in IT for more than 40 years, CSC today is well positioned to develop and apply IT strategies and technologies, particularly in the e-business area, based on its full range of capabilities in management and IT consulting; systems design and integration; applications software; Web and application hosting; and IT and business process outsourcing.

         Since its formation in 1959, CSC has been known for its flexibility and customer-centric culture. Through numerous agreements with hardware and software firms, the company develops and manages solutions specifically tailored to each client's needs. With more than 58,000 employees in locations worldwide, CSC had revenues of $9.4 billion for the twelve months ended March 31, 2000. It is headquartered in El Segundo, California. For more information, visit the company's Web site at www.csc.com.